Mail Stop 4561

January 30, 2008

Kevin L. LaLuzerne
Senior Vice President,
Chief Financial Officer
Baylake Corp.
217 North Fourth Avenue
Sturgeon Bay, Wisconsin 54235

   Re: **Baylake Corp.**
      Form 10-K for the Fiscal Year Ended December 31, 2006
      Form 10-Q for the Period Ended September 30, 2007
      File No. 0-8679

Dear Mr. LaLuzerne:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Angela Connell
       Reviewing Accountant